

Mail Stop 3030

August 20, 2009

VIA U.S. MAIL AND FAX (212) 202-5283

Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

> **Re: Harbin Electric, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-33276**

Dear Mr. Xu::

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Contractual Obligations, page 28

1.   We noted the following obligations discussed in your financial statements, primarily in
        Note 16. Please explain why these amounts were not included in your contractual
        obligations table:

        • $1 million contribution required as part of your Agreement with Shelton Technology,
        • Non cancelable purchase commitments to purchase materials,
        • The balance due under your R& D Agreement as discussed on page F-25

        We refer you to Item 303(a)(5) of Regulation S-K.

Item 9A. Controls and Procedures, page 31

(b) Management's Annual Report on Internal Control over Financial Reporting, page 32

2.   We noted your disclosure that your principal executive officer and principal financial
        officer have concluded that during the period covered by this report, your internal
        controls over financial reporting are effective. Please clarify for us (and clearly state in
        your future filings) whether your principal executive officer and principal financial
        officer have concluded that your internal controls over financial reporting were effective
        as of the end of the period consistent with Item 308(a)(3) of Regulation S-K.

Financial Statements, page F-1

Note 4 – Inventories, page F-23

3.   Please explain the underlying reason(s) for the significant increase in inventory and
        revise Management's Discussion and Analysis in future filings to discuss and explain the
        reasons for material changes in inventory (or any other current asset or liability) between
        the balance sheet dates presented. Further, we see from your inventory policy disclosed
        on page F-10 that an allowance is made for writing down the inventory to its market
        value, please confirm that when you write-down inventory to the lower-of-cost-or-market
        you create a new cost basis for the related items and that those items cannot be marked up
        subsequently based on changes in underlying facts and circumstances. Refer to SAB
        100.

Note 14 - Other Expenses and Income, Net, page F-31

4.   We see that you have recorded a significant amount of other non operating income and other non operating expense and we see from your discussion on page 24 that other income amounts in 2008 mainly consists of an income tax rebate. Please clarify for us how you have accounted for this rebate and why you determined that it should appropriately be presented as other income in your income statements.

Note 15 - Business Combinations, page F-31

5.   We note your disclosure that you determined the fair value of the acquired assets of Hengda based on an evaluation by an independent appraisal. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Jeff Jamarillo, Accounting Branch Chief, at (202) 551-3212.

                                        Sincerely,

                                        Jay Webb
                                        Accounting Reviewer